Exhibit 99.1

Azure Power Announces Appointment of New Chief Executive Officer

India, May 6th, 2022 - Azure Power Global Limited (NYSE: AZRE) (“Azure” or “the Company”), a leading independent sustainable energy solutions provider and renewable power producer in India, today announced that Mr. Harsh Shah will be joining as the Chief Executive Officer, effective July 1, 2022.

Mr. Shah was previously the Chief Executive Officer of IndiGrid, India's first and largest Infrastructure Investment Trust (InvIT) in the Indian energy sector. It owns, operates, and manages power transmission networks and renewable energy assets worth US $3 billion. He has also served as the Chief Financial Officer for Sterlite Power and IndiGrid.

Commenting on the appointment, Alan Rosling, Chairman of the Board of Azure, said, “We are excited to welcome Harsh to Azure Power. He is a proven leader who has deep knowledge of India’s energy sector ecosystem and how it is rapidly evolving. We are confident that under his leadership, Azure will continue to scale new heights in India’s vibrant renewable energy sector to offer grid-scale solar, wind, and hybrid projects to utility customers, as well as commercial and industrial customers. We wish Harsh all the best as we work together to strengthen Azure’s position as a leader in the renewable energy space.”

Mr. Shah, said, “India’s renewable energy story is at an inflection point with policy intent and innovative platforms coming together to pave the way for an exciting, sustainable future. I am happy to join Azure Power at a time when we see an exciting and momentous market opportunity as the industry implements energy transition in India. We have tremendous runway for growth to increase our operating assets sustainably, thanks to the support of our long-term investors and lenders. I am looking forward to work with the team at Azure to take this story forward to greater heights.”

Azure builds and operates some of the largest grid-scale renewable power projects in India, supplying renewable power to government utilities, and independent industrial and commercial customers. The Company has a pan-India portfolio of over 7.4 GWs, with over 2.9 GWs of operational capacity.

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

We also partner with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and

Exhibit 99.1

regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

ir@azurepower.com

Media Contact

pr@azurepower.com